

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Dennis G. Schuh
Chief Executive Officer and President
Starwood Credit Real Estate Income Trust
2340 Collins Avenue
Miami Beach, FL 33139

> **Re: Starwood Credit Real Estate Income Trust**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 31, 2023**
> **File No. 000-56577**

Dear Dennis G. Schuh:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10

General

1.   We note your response to the staff's comments about the company's status as an investment company as defined in sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940, as amended ("Investment Company Act"). Please supplement your risk factor disclosure to add discussion about the company's intention to rely on section 3(c)(6) of the Investment Company Act and the company's subsidiaries' intention to rely on section 3(c)(5) of the Investment Company Act.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ryan Bekkerus, Esq.